UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Box Inc.

(Name of Issuer)

Class A common stock, $.0001 par value

(Title of Class of Securities)

10316T106

(CUSIP Number)

January 28, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 10316T106	13G

1.	NAMES OF REPORTING PERSONS Hercules Technology Growth Capital, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 74-3113410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,464,747
	6.	SHARED VOTING POWER 661,695*
	7.	SOLE DISPOSITIVE POWER 1,464,747
	8.	SHARED DISPOSITIVE POWER 661,695*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,747*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.72%**
12.	TYPE OF REPORTING PERSON CO (Business Development Company)

*	Hercules Technology Growth Capital, Inc., the manager of Hercules Technology SBIC Management, LLC, the General Partner of Hercules Technology II, L.P., has shared voting and dispositive power with respect to 661,695 shares of Class A common stock held by Hercules Technology II, L.P.
**	The percentages used herein and in the rest of this Schedule 13G are calculated based upon 12,500,000 shares of Class A common as reported in the prospectus, dated January 22, 2015, filed by Box Inc. on January 23, 2015.

CUSIP No. 10316T106	13G

1.	NAMES OF REPORTING PERSONS Hercules Technology II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-3749573
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 661,695***
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 661,695***
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,695***
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.29%
12.	TYPE OF REPORTING PERSON* PN

***	Hercules Technology Growth Capital, Inc., the manager of Hercules Technology SBIC Management, LLC, the General Partner of Hercules Technology II, L.P., has shared voting and dispositive power with respect to 661,695 shares of Class A common stock held by Hercules Technology II, L.P.

Item 1(a).	Name of Issuer:

Box Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4440 El Camino Real

Los Altos, California 94022

Item 2(b).	Name of Person Filing:

This statement is filed by Hercules Technology Growth Capital, Inc. (“HTGC”) and Hercules Technology II, L.P. (“Hercules Tech,” and together with HTGC, the “Reporting Persons”). HTGC is the manager of Hercules Technology SBIC Management, LLC, the General Partner of Hercules Tech.

Item 2(b).	Address of Principal Business Office:

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

Item 2(c).	Citizenship:

(i) HTGC is a Maryland corporation.

(ii) Hercules Tech is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Class A common stock, $.0001 par value

Item 2(e).	CUSIP Number:

10316T104

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Act.

	(b) ☐	Bank as defined in Section 3(a)(6) of the Act.

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

	(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

	(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of Class A common stock of Box Inc. by the Reporting Persons, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of Class

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

HTGC is the manager of Hercules Technology SBIC Management, LLC, the General Partner of Hercules Tech, and has the power to direct the affairs of Hercules Tech, including decisions with respect to the disposition of proceeds from the sale of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of February 17, 2015, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

HERCULES TECHNOLOGY GROWTH CAPITAL, INC., a Maryland corporation

By:	/s/ Ben Bang
Ben Bang
Associate General Counsel

HERCULES TECHNOLOGY II, L.P., a Delaware limited partnership

By:	Hercules Technology SBIC Management, LLC,
its General Partner

By:	Hercules Technology Growth Capital, Inc.,
its Manager

By:	/s/ Ben Bang
Ben Bang
Associate General Counsel